UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14660

中国南方航空股份有限公司

China Southern Airlines Company Limited

(Exact name of registrant as specified in its charter)

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

Tel: +86 20 86112480

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares Each Representing 50 H Shares

H Shares with Par Value of RMB1.00 Per Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. China Southern Airlines Company Limited (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in July 1997, following the listing of the Company’s American depositary shares (“ADSs”), representing its H Shares, on the New York Stock Exchange (the “NYSE”). On January 23, 2023, the Company voluntarily filed a Form 25 with the Securities and Exchange Commission (the “Commission”) informing the Commission that the Company had determined to voluntarily delist the ADSs from the NYSE. The delisting became effective on February 3, 2023, and the Company’s American Depositary Receipt program was terminated on March 6, 2023.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in July 1997.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its H Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for the Company’s H Shares.

B. The Company was initially listed on the SEHK in July 1997. The Company has maintained the listing of its H Shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in H Shares (including H Shares represented in the form of ADSs) that occurred in Hong Kong for the 12-month period from January 1, 2023 to December 31, 2023 (both dates inclusive) was approximately 97.62%.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of November 8, 2023, the Company had a total of 48 record holders who are United States residents, thereby meeting the requirements of Rule 12h-6(a)(4)(ii). All these 48 record holders are holders of the Company’s H Shares and none of them are holders of ADSs of the Company. The Company relied upon the assistance of S&P Global Inc., an independent information services provider, to determine the number of security holders resident in the United States.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its registration of the H Shares under Section 12(g) of the Exchange Act and its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on February 5, 2024.

B. The Company disseminated this notice in the United States through PR Newswire. In addition, this notice was posted on the Company’s website. The Company submitted a copy of the notice to the SEC under cover of a Form 6-K on February 5, 2024.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at https://www.csair.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, China Southern Airlines Company Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, China Southern Airlines Company Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: February 5, 2024

China Southern Airlines Company Limited

By:	/s/ Chen Weihua
Name:	Chen Weihua
Title:	Chief Legal Adviser and the Secretary to the Board